Exhibit 99.1

AMTD Digital Inc. Announces US$30million Share Repurchase Program

August 22, 2023 09:15 AM Eastern Daylight Time

NEW YORK & PARIS—(BUSINESS WIRE)—AMTD Digital Inc. (“AMTD Digital” or “Company”) (NYSE: HKD), announced today that the Company’s board of directors have authorized a new share repurchase program under which the Company may repurchase up to US$30 million of its American depositary shares or ordinary shares until the close of business on December 29, 2023, U.S. Eastern Time. The Company plans to adopt and implement this share repurchase program in accordance with applicable rules and requirements under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policies.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and Rule 10b-5 requirements. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its existing cash balance.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates four main business lines including digital solutions services, digital media, content and marketing services, digital investments as well as hospitality and VIP services. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD Digital Inc., are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD Digital Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.com